Spirit MTA REIT

2727 North Harwood Street, Suite 300

Dallas, Texas 75201

May 8, 2018

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Attn: Jennifer Gowetski

Re:	Spirit MTA REIT
Registration Statement on Form 10 (File No. 001-38414)

Dear Ms. Gowetski:

Pursuant to Rule 12d1-2 under the Securities Act of 1934, as amended, Spirit MTA REIT (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form 10, File No. 001-38414 (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Time, on May 10, 2018, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Julian Kleindorfer of Latham & Watkins LLP, the Company’s counsel, at (213) 891-8371.

[Signature page follows.]

Sincerely,

SPIRIT MTA REIT

By:	/s/ Jackson Hsieh
Name:	Jackson Hsieh
Title:	President

cc:	Julian Kleindorfer, Latham & Watkins LLP
Lewis Kneib, Latham & Watkins LLP